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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Introduces The iBOLT Integration Suite

to the Financial Sector

Magic Software Germany to Host Conference

for Business Driven Integration and Business Process Management

Munich, Germany, (December 7th, 2004) Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, today announced an initiative to introduce its iBOLT Integration Suite to the Banking and Financial markets. This new program will be inaugurated by a conference entitled “Business Driven Integration and Business Process Management” hosted by Magic Germany today in Munich Germany. This initiative is in line with Magic’s strategy to channel iBOLT to various vertical markets.

As a comprehensive solution, iBOLT (http://www.magicsoftware.com/ibolt) delivers full Business Process Management (BPM), Business Activities Monitoring (BAM), and Enterprise Application Integration (EAI) capabilities designed to adhere to the financial sector’s unique and demanding requirements and regulations.

The German iBOLT conference will feature a variety of industry experts in the Business Integration and Financial sectors, including Dr. Wolfgang Martin – Director of the Wolfgang Martin Team, Richard Nussdorfer, - Managing Director CSA Consulting, Michael Koch-Erpach –  the Hoffmann Gruppe, Dr. Roland Schruder, - Director  AOBC, Wolfgang Ahrens - a leading Banking industry consultant, and Karola Franz - Partnership Manager  IDS Scheer (a Magic Strategic Partner that provides Performance Processing Monitoring solutions).  The sessions will address industry related topics such as, “Cost management - EAI and BPM as an effective way”, “Industrialization in the banking sector”, and other relevant topics.

“iBOLT can provide all of the functionality and special requirements required by this demanding industry,” commented  Wolfgang Ahrens.  "iBOLT successfully addresses such  complex issues like the interaction between different sales channels(multi-channel banking) and the integration of front and back-office that are unique to the banking sector.”

“We believe that iBOLT’s capabilities and functionality are uniquely suited for the Finance sector,” stated Avigdor Luttinger, Head of iBOLT at Magic Software. “ Based on our extensive experience in the financial sector, we have developed a comprehensive solution that addresses the diverse and complicated requirements of this highly regulated industry.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: December 7, 2004